Exhibit 99.1

ECARX and XINGJI MEIZU GROUP to Optimize Synergies Through Joint CEO

Ziyu Shen appointed CEO and Chairman of XINGJI MEIZU GROUP , while retaining current responsibilities at ECARX

London – 7 March 2023 -- ECARX Holdings, Inc. (Nasdaq: ECX) ("ECARX"), a global mobility tech provider, today announced that its Chairman and CEO, Ziyu Shen, will additionally assume the position of CEO and Chairman of XINGJI MEIZU GROUP, while retaining his role in and his commitment to ECARX. The appointment is expected to optimize synergies between the two companies as they plan to work together more closely.

XINGJI MEIZU GROUP , the newly combined entity following the business consolidation between Meizu Technology Co., Ltd (“Meizu Technology”) and Hubei Xingjishidai Technology Co., Ltd. ("Xingji Technology”), will combine the extensive expertise of Meizu Technology and Xingji Technology to develop full-stack consumer technology products.

With ECARX’s continued focus on specialized B2B hardware and software solutions for OEMs and Tier 1s, and XINGJI MEIZU GROUP’s focus on consumer audiences, the two companies expect to realize synergies that enable the seamless co-development of software optimized for smartphones and automobiles to meet these demands and reinforce ECARX’s ambitions to reshape the automotive industry.

“Today marks a monumental step toward the future of smart mobility that ECARX is actively shaping,” said Mr. Shen. “Consumer electronics will continue evolving at a rapid pace with a trend towards multi-ends integration, requiring better and more seamless inter-operability across platforms and devices. My roles at ECARX and XINGJI MEIZU GROUP will solidify a strong, strategic and ecological approach to developing a truly integrated solution for consumers, OEMs and Tier 1s.”

In addition to his roles as Chairman and CEO of ECARX and XINGJI MEIZU GROUP, Mr. Shen will also be appointed as Vice Chairman of XINGJI MEIZU GROUP’s holding company, Dream Smart, which was co-founded by Eric Li and Ziyu Shen.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility-tech provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoCs) and software to help continuously improve the in-car user experience. The company’s products have been integrated into more than 3.7 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and has grown to almost 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars.

About XINGJI MEIZU GROUP

Headquartered in Wuhan, XINGJI MEIZU GROUP was established on 8 March 2023, following the business consolidation between Hubei Xingji Technology Co., Ltd (“Xingji Technology”) and Meizu Technology Co., Ltd.("Meizu Technology").

Founded by renowned entrepreneur Eric Li together with global tech elites in 2021, Xingji Technology has been adhering to its corporate spirit “Better Ever Done, Better Ever Seen”, and committing to the R&D of intelligent devices and full stack technology for operating system. Xingji Technology strives to connect the physical world with digital world, breaking through product limits and providing consumers with immersive and fully integrated experiences across multi-devices and scenarios.

Founded in 2003, Meizu Technology has close to 20 years’ R&D experience in consumer electronics, and more than 10 years’ experience in operating system development. It has already served nearly 100 million users with simple, elegant, and easy-to-use software and hardware integrated ecosystem services, through the combination of its hardcore tech products and humanized interaction experience based on Flyme OS.

XINGJI MEIZU GROUP, following the consolidation, will draw on the competitive advantages of both Xingji Technology and Meizu Technology to focus on the full-chain innovation of consumer technology, covering smartphones, XR virtual reality technology, self-developed operating system, wearable intelligent devices, smart home and lifestyle. Based on Flyme Auto system, the Group plays a proactive role in the mobility tech ecosystem led by Eric Li, to realize in-depth integration and synergy between consumer electronics and automotive industry, accelerating all industries to transcend the era of cellphones and offering users with immersive and fully integrated experiences across multi-devices and scenarios.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of ECARX, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the registration statement on Form F-4 filed by ECARX with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ECARX undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Contacts:

Adam Kay, +44 (0)7796 954086, adam.kay@ecarxgroup.com

Media Contacts:

ECARX-Media@teneo.com

SOURCE ECARX Holdings, Inc.